SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 23)*

Orleans Homebuilders, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

686588-10-4
(CUSIP Number)

Michael E. Plunkett, Esquire
WolfBlock LLP
1650 Arch Street, 22nd Floor
Philadelphia, Pennsylvania 19103
(215) 977-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Explanatory Note:  Due to a printer error, a Schedule 13D was mistakenly filed at 9:17 a.m. on the same date as this Schedule 13D/A.  The information contained in this Schedule 13D/A is exactly the same as the earlier-filed Schedule 13D, except for this explanatory note.

1.	NAME OF REPORTING PERSON: Jeffrey P. Orleans

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS – PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION – Citizen of the United States

NUMBER OF	7.	SOLE VOTING POWER – 11,267,744
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER – 10,175
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER – 11,267,744
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER – 10,175

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 11,277,919

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 61.0%

14.	TYPE OF REPORTING PERSON – IN

Amendment No. 23 to Statement on Schedule 13D

This Amendment No. 23 amends the Schedule 13D with respect to the common stock, $0.10 par value per share (the “Common Stock”), of Orleans Homebuilders, Inc. (the “Company”) beneficially owned by Mr. Jeffrey P. Orleans, which Schedule 13D was last amended by Amendment No. 22 filed on January 5, 2005.

Mr. Orleans is filing this Amendment No. 23 to Schedule 13D to reflect the pledge of securities pursuant to a loan arrangement described in Item 6.  This Amendment also reflects certain changes in Mr. Orleans’ beneficial ownership as a result of distributions of Common Stock from a privately-held partnership of which Mr. Orleans is the majority partner.  Furthermore, in this Amendment, Mr. Orleans no longer reports any possible beneficial ownership relating to shares of Common Stock held by Mrs. Agneta Orleans.

Item 5.  Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)           Jeffrey P. Orleans beneficially owns 11,277,919 shares of Common Stock, including (i) 10,000 shares owned by a privately-held corporation, of which Mr. Orleans is a 50% stockholder, (ii) 46,000 shares owned by the Jeffrey P. Orleans Charitable Foundation (the "Foundation"); and (iii) 175 shares owned by a trust for the benefit of Mr. Orleans’ brother-in-law.  Mr. Orleans disclaims beneficial ownership in all of the shares of Common Stock owned by the Foundation and the shares owned by a trust for the benefit of his brother-in-law.  Mr. Orleans beneficially owns 61.0% of the Common Stock.

(b)           Mr. Orleans has sole voting and dispositive power with respect to 11,267,744 shares of Common Stock and shared voting and dispositive power with respect to (i) 10,000 shares of Common Stock owned by a privately-held corporation, of which Mr. Orleans is a 50% stockholder and (ii) 175 shares owned by a trust for the benefit of Mr. Orleans’ brother-in-law for which Mr. Orleans and Mrs. Agneta S. Orleans serve as co-trustees.  Mrs. Orleans, a homemaker and citizen of the United States, has a business address of 3333 Street Road, Suite 101, Bensalem, PA 19020.   During the last five years, Mrs. Orleans has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, during the last five years, Mrs. Orleans has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c)           On February 5, 2008, Mr. Orleans received a distribution of 14,616 shares of Common Stock from a privately-held partnership, of which Mr. Orleans is a majority partner (the “Partnership”).  In prior reports, Mr. Orleans reported beneficial ownership of all 42,000 shares of Common Stock held by the Partnership.  The Partnership distributed all 42,000 shares of Common Stock to its partners on a non-pro rata basis.

(d)           No person, other than Mr. Orleans, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the  11,267,744 shares of Common Stock beneficially owned by Mr. Orleans over which Mr. Orleans has sole voting and dispositive power.  Mr. Orleans shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 10,000 shares of Common Stock owned by a privately-held corporation, of which Mr. Orleans is a 50% stockholder and 175 shares owned by a trust for the benefit of Mr. Orleans’ brother-in-law.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a personal loan arrangement, 2,478,474 of the shares of Common Stock of which Mr. Orleans has beneficial ownership have been pledged to Firstrust Bank as collateral for an annually renewable line of credit.  The maximum amount available under the line of credit has not changed since the inception of the loan arrangement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2008
Jeffrey P. Orleans
Jeffrey P. Orleans